                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO. 3)

                           AMERUS LIFE HOLDINGS, INC.
                                (NAME OF ISSUER)


                       7.00% ADJUSTABLE CONVERSATION-RATE
                              EQUITY SECURITY UNITS
                         (TITLE OF CLASS OF SECURITIES)


                                    030734206
                                 (CUSIP NUMBER)


                            JOSEPH K. HAGGERTY, ESQ.
                                 GENERAL COUNSEL
                           AMERUS LIFE HOLDINGS, INC.
                                699 WALNUT STREET
                             DES MOINES, IOWA 50309
                                 (515) 362-3600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 30, 1998
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-(f) or 13d-1(g), check the following box [ ].

                         (Continued on following Pages)

                               (Page 1 of 8 Pages)

--------------------------------------------------------------------------------
    CUSIP NO. 030734206                       13D              PAGE 2 OF 8 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    AmerUs Group Co.
    42-1459713
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
    [ ] (a)
    [ ] (b)
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS *
    N/A

--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                              [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION               Iowa



--------------------------------------------------------------------------------
                7   SOLE VOTING POWER             N/A
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER           N/A
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER        -0-
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER      -0-
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     -0-

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*     HC, CO

--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!




                                    (2 of 8)

--------------------------------------------------------------------------------
    CUSIP NO. 030734206                       13D              PAGE 3 OF 8 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    American Mutual Holding Company.
    42-1458424
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
    [ ] (a)
    [ ] (b)
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS *
    N/A

--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                              [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION               Iowa



--------------------------------------------------------------------------------
                7   SOLE VOTING POWER             N/A
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER           N/A
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER        -0-
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER      -0-
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     -0-

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*     HC, CO

--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!




                                    (3 of 8)

                                  SCHEDULE 13D


         This Amendment No. 3 amends the Statement on Schedule 13D (the "Statement") filed with the Securities and Exchange Commission on December 4, 1998, as amended on December 22, 1998 and December 31, 1998, on behalf of American Mutual Holding Company, an Iowa mutual insurance holding company ("AMHC"), and AmerUs Group Co., an Iowa corporation and a wholly owned subsidiary of AMHC ("AmerUs Group"), with respect to the 7.00% Adjustable Conversation-Rate Equity Security Units (the "ACES") of AmerUs Life Holdings, Inc., an Iowa corporation ("Issuer" or "AmerUs"). The address of the principal executive offices of the Issuer is 699 Walnut Street, Des Moines, Iowa. The filing of this form does not constitute an admission the ACES constitute a derivative of an equity security.

ITEM 3.           SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Item 3 is hereby amended and supplemented as follows:

         On December 1, 1998, AmerUs Group purchased 330,200 ACES in a series of open market transactions, for an aggregate of $7,483,983, not for an aggregate of $7,384,938 as AMHC and AmerUs Group inadvertently reported in the Statement filed with the Securities and Exchange Commission on December 4, 1998.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

              Item 5(a) is hereby amended and supplemented as follows:

         Information concerning beneficial ownership of ACES by officers and directors is set forth on Schedule 1.

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                       July 15, 1999
                                       DATE



                                           /s/ Michael G. Fraizer
                                       ----------------------------------------
                                       NAME:   MICHAEL G. FRAIZER
                                       TITLE:  SENIOR VICE PRESIDENT AND
                                               CHIEF FINANCIAL OFFICER



                                       AMERUS GROUP CO.

























                                  (PAGE 5 OF 8)

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                       July 15, 1999
                                       DATE



                                           /s/ Michael G. Fraizer
                                       ----------------------------------------
                                       NAME:   MICHAEL G. FRAIZER
                                       TITLE:  SENIOR VICE PRESIDENT AND
                                               CHIEF FINANCIAL OFFICER


                                       AMERICAN MUTUAL HOLDING COMPANY



























                                   (PAGE 6 OF 8)

                                   SCHEDULE 1

 DIRECTORS AND EXECUTIVE OFFICERS OF AMERICAN MUTUAL HOLDING COMPANY AND AMERUS
                                    GROUP CO.


         The name, business address, principal occupation or employment of, and to the knowledge of AMHC and AmerUs Group, the number of ACES beneficially owned (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by each of the directors and executive officers of AMHC and AmerUs Group is set forth below. Each individual is a citizen of the United States.

--------------------------------------------------------------------------------------------------------------------
NAME                                     PRINCIPAL OCCUPATION OR                     NUMBER OF ACES
BUSINESS ADDRESS                         EMPLOYMENT                                  BENEFICIALLY OWNED

--------------------------------------------------------------------------------------------------------------------
Roger K. Brooks *                        Chairman, President and Chief               71,122
699 Walnut Street                        Executive Officer of AmerUs,
Des Moines, Iowa                         AmerUs Group and AMHC
--------------------------------------------------------------------------------------------------------------------
Victor N. Daley                          Senior Vice President, Chief                16,002
699 Walnut Street                        Administration & Human Re-sources
Des Moines, Iowa                         Officer of AmerUs,
                                         AmerUs Group and AMHC
--------------------------------------------------------------------------------------------------------------------
Michael G. Fraizer                       Senior Vice President and Chief             21,336
699 Walnut Street                        Financial Officer of
Des Moines, Iowa                         AmerUs, AmerUs Group and AMHC
--------------------------------------------------------------------------------------------------------------------
Thomas C. Godlasky                       Executive Vice President and Chief          26,336
699 Walnut Street                        Investment Officer of AmerUs, AmerUs
Des Moines, Iowa                         Group and AMHC
--------------------------------------------------------------------------------------------------------------------
Marcia S. Hanson                         Executive Vice President of AmerUs          8,890
699 Walnut Street                        and AmerUs Group
Des Moines, Iowa
--------------------------------------------------------------------------------------------------------------------
Sam C. Kalainov *                        Chairman-Emeritus of AmerUs Group           0
699 Walnut Street                        and AMHC
Des Moines, Iowa
--------------------------------------------------------------------------------------------------------------------
John R. Albers *                         President and Chief Executive               0
9400 North Central Expressway, Suite     Officer of Fairfield Enterprises,
1250                                     Inc.
Dallas, Texas 75231
--------------------------------------------------------------------------------------------------------------------




                                  (PAGE 7 OF 8)

--------------------------------------------------------------------------------------------------------------------
Wesley H. Boldt **                       President of Quality Life Corporation       0
4401 Westown Parkway
Suite 305
West Des Moines, Iowa 50266
--------------------------------------------------------------------------------------------------------------------
Joseph A. Borgen **                      President of Des Moines Area                0
2006 South Ankeny Blvd.                  Community College
Ankeny, Iowa 50021
--------------------------------------------------------------------------------------------------------------------
Malcolm Candlish *                       Retired (Former Chairman of First           0
465 Wells Way                            Alert, Inc.)
Osprey, Florida 34229
--------------------------------------------------------------------------------------------------------------------
Thomas F. Gaffney *                      Managing Director of Raymond James          9,500
880 Carillon Parkway                     Capital, Inc.
St. Petersburg, Florida 33716
--------------------------------------------------------------------------------------------------------------------
John W. Norris, Jr. *                    Chairman and Chief Executive Officer        0
P.O.Box 799900                           of Lennox International, Inc.
Dallas, Texas 75379
--------------------------------------------------------------------------------------------------------------------
Jack C. Pester *                         Former Senior Vice President of The         0
Nine Greenway Plaza                      Coastal Corporation
Houston, Texas 77046
--------------------------------------------------------------------------------------------------------------------
F. A. Wittern, Jr. **                    Chairman and Chief Executive Officer        0
8040 University Boulevard                of The Wittern Group
Des Moines, IA  50325
--------------------------------------------------------------------------------------------------------------------


 * Each of the indicated individuals serves as a director of AmerUs, AmerUs Group and AMHC.

** Each of the indicated individuals serves as a director of AmerUs Group and AMHC.





















                                  (PAGE 8 OF 8)